U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: April 30, 2003
(Date of earliest event reported)

Commission File No.: 333-75952

SLC Student Loan Receivables I, Inc.
SLC Student Loan Trust-I
(Name of Co-Registrants)

SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2
(Name of Issue)

Delaware	04-3598719
Delaware	04-6959982
(States of Incorporation)	(I.R.S. Employer Identification Nos.)

750 Washington Boulevard	
Stamford, Connecticut	06901
Address of principal executive office	(Zip Code)

(203) 975-6923
(203) 975-6112
Registrant's Telephone Number, including area code

(Former name, former address and former fiscal year, if changed since last report)

ITEM 5.   Other Events

See the monthly statement attached as Exhibit 20.1 hereto distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2.

ITEM 7.   Financial Statements and Exhibits

             (c) Exhibits furnished in accordance with Item 601(a) of Regulation S-K

Exhibit No.   Description

20.1   Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2 for the period ended April 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By: THE STUDENT LOAN CORPORATION, AS
     SERVICER

May 21, 2003

By: /s/ Steven J. Gorey
Name: Steven J. Gorey
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
20.1	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the Period ended April 30, 2003.

Exhibit 20.1

SLC Student Loan Trust – I
Statement to Note Holders
As of and for the period ended April 30, 2003

Pursuant to Section 11.04 of the Trust Indenture, the following is provided to the trustee by the issuer. The information shown below has not been independently verified, however is believed to be accurate to the best of the issuer's knowledge.

(a) The amount of payments with respect to each Class paid with respect to principal during April 2003;

Class	Principal Paid
A-1	$0.00
A-2	$0.00
A-3	$0.00
A-4	$0.00
A-5	$0.00
A-6	$0.00
A-7	$0.00
B-1	$0.00
B-2	$0.00

(b) The amount of payments with respect to each Class paid with respect to interest during April 2003;

Class	Interest Paid
A-1	$56,652.48
A-2	$56,652.48
A-3	$57,526.47
A-4	$59,510.50
A-5	$66,578.58
A-6	$64,043.00
A-7	$65,559.12
B-1	$16,012.50
B-2	$10,657.50

(c) The amount of payments allocable to any Noteholders' Auction Rate Interest Carryover (for each Class of Auction Rate Notes only), together with any remaining outstanding amount of each thereof;

	Interest Carryover
Auction Rate Notes	$0.00

(d) The principal balance of Financed Eligible Loans as of April 30, 2003;

Principal Balance of Financed Eligible Loans	$432,760,876.49

(e) The aggregate outstanding amount of the Notes of each Class as of April 30, 2003, after giving effect to payments allocated to principal reported under clause (a) above;

Class	Principal Outstanding
A-1	$56,025,000.00
A-2	$56,025,000.00
A-3	$56,025,000.00
A-4	$60,725,000.00
A-5	$65,350,000.00
A-6	$65,350,000.00
A-7	$65,350,000.00
B-1	$15,250,000.00
B-2	$10,150,000.00

(f) The interest rate for the applicable Class of Notes with respect to each payment referred to in clause (b) above, indicating whether such interest rate is calculated based on the Net Loan Rate or based on the applicable Auction rate (for each Class of the Auction Rate Notes only) as of April 30, 2003;

Class	Calculation Method *(Actual Method in Bold)*	
	Net Loan Rate	Auction Rate
A-1	N/A	**1.3100%**
A-2	N/A	**1.3100%**
A-3	N/A	**1.3000%**
A-4	N/A	**1.2800%**
A-5	N/A	**1.2900%**
A-6	N/A	**1.2700%**
A-7	N/A	**1.2900%**
B-1	N/A	**1.4000%**
B-2	N/A	**1.3400%**

(g) The amount of the Servicing Fees paid by the Trust during April 2003;

Servicing Fees $43,542.71

(h) The amount of the Administration Fee, Broker/Dealer Fee, Auction Agent Fee and Trustee Fee, paid by the Trust during April 2003;

Administration Fee	$1,311.53
Broker/Dealer Fee	$87,548.60
Auction Agent Fee	$0.00
Trustee Fee	$0.00

(i) The amount of Net Losses, if any, during April 2003 and any recoveries of principal and interest received during April 2003 relating to Financed Student Loans for which Net Losses were previously allocated;

Net Losses	$2,443.69
Recoveries	$0.00

(j) The amount of the payment attributable to amounts in the Reserve Fund, the amount of any other withdrawals from the Reserve Fund during April 2003 and the balance of the Reserve Fund as of April 30, 2003;

	Payments	**Withdrawals**	**Balance**
Reserve Fund	$6,875.00	$0.00	$7,718,474.36

(k) The portion, if any, of the payments attributable to amounts on deposit in the Loan Fund;

The portion of payments attributable to the Loan Fund	$0.00

(l) The aggregate amount, if any, paid by the Trustee to acquire Eligible Loans from amounts on deposit in the Loan Account with respect to each Series of the Student Loan Fund during April 2003;

	Principal	**Interest**	**Premium**
Loan Acquisitions	$0.00	$0.00	$0.00

(m) The amount remaining in the Loan Account with respect to each Series of the Student Loan fund that has not been used to acquire Eligible Loans and is being transferred to the Note Redemption Fund;

Transfers from Loan Fund to Redemption Fund	$0.00

(n) The aggregate amount, if any, paid for Financed Student Loans purchased from the Trust during April 2003;

Loans sold from the Trust (principal, interest, and premium)	$0.00

(o) The number and principal amount of financed Student Loans, as of April 30, 2003, that are (i) 31 to 60 days delinquent, (ii) 61 to 90 days delinquent, (iii) 91 to 120 days delinquent, (iv) more than 120 days delinquent and (v) for which claims have been filed with the appropriate Guaranty Agency and which are awaiting payment;

Delinquencies	**Number of Loans**	**Principal Outstanding**	**% of Total Principal Outstanding**
31 – 60 days	383	$7,165,171.11	1.7%
61 – 90 days	157	$2,903,684.01	0.7%
91 – 120 days	117	$2,099,429.65	0.5%
121 – 150 days	83	$1,705,968.90	0.4%
151 – 180 days	88	$1,353,171.21	0.3%
181 – 210 days	73	$1,179,045.67	0.3%
211 – 240 days	31	$620,725.62	0.1%
241 – 270 days	2	$47,078.33	0.0%
Claims Pending	74	$1,397,977.97	0.3%
Claims Filed	28	$336,547.02	0.1%

(p) The total Value of the Trust Estate and the outstanding principal amount of the Notes as of April 30, 2003.

Assets

Cash & Cash Equivalents	$14,961,403.17
Student Loan Receivables	$432,760,876.49
Reserves	$7,718,474.36
Other Loan Receivables	$3,618,246.22
Total Assets	$459,059,000.24

Liabilities

Class A-1	$56,025,000.00
Class A-2	$56,025,000.00
Class A-3	$56,025,000.00
Class A-4	$60,725,000.00
Class A-5	$65,350,000.00
Class A-6	$65,350,000.00
Class A-7	$65,350,000.00
Class B-1	$15,250,000.00
Class B-2	$10,150,000.00
Accrued Liabilities	$757,838.90
Total Liabilities	$451,007,838.90

Parity Ratio (Notes Only)	101.96%
Parity Ratio (All Liabilities)	101.79%
Parity Ratio (Senior Liabilities)	108.05%

(q) The number and percentage by dollar amount of (i) rejected federal reimbursement claims for Financed Student Loans, (ii) Financed Student Loans in forbearance and (iii) Financed Student Loans in deferment as of April 30, 2003.

Delinquencies	Number of Loans	Principal Outstanding	% of Total Principal Outstanding
Rejected Claims	1	$61,251.08	0.0%
Loans in Forbearance	1,487	$32,953,832.41	7.6%
Loans in Deferment	2,434	$48,704,590.02	11.3%

A copy of the statements referred to above may be obtained by any Note Holder by a written request to the Trustee, addressed to its Corporate Trust Office.